UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Section 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of: January, 2018

Commission File Number: 001-38346

Sprott Physical Gold and Silver Trust

(Name of registrant)

Suite 2600, South Tower, Royal Bank Plaza, 200 Bay Street, Toronto, Ontario, Canada M5J 2J1 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☐                     Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXHIBITS INCLUDED AS PART OF THIS REPORT

Exhibit

99.1	Press Release — Sprott Completes Acquisition of Central Fund of Canada and Sprott Physical Gold and Silver Trust to Commence Trading
99.2	Trust Agreement — Sprott Physical Gold and Silver Trust
99.3	Management Agreement between Sprott Physical Gold and Silver Trust, by its trustee, and Sprott Asset Management LP
99.4	Precious Metal Storage and Custody Agreement between Royal Canadian Mint and Sprott Asset Management LP
99.5	Ontario Securities Commission Exemptive Relief Order

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: January 16, 2018	Sprott Physical Gold and Silver Trust
By Sprott Asset Management GP Inc., as general partner of the manager of the Registrant

	By:	/s/ Kevin Hibbert
		Name:	Kevin Hibbert
		Title:	Chief Financial Officer

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